Exhibit 99.1

Burning Rock Reports First Quarter 2024 Financial Results

GUANGZHOU, China, May 29, 2024—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended March 31, 2024.

Recent Business Updates

•	Early Detection

•

THUNDER study for 6-cancer test was included in the Diagnosis and Treatment Guidelines for Primary Liver Cancer (2024 Edition) and the Expert Consensus on Detection and Clinical Application of Tumor DNA Methylation Markers (2024 Edition), showing an impressive performance of ELSA-seq using cfDNA in cancer detection and origin prediction.

•	Pharma Services

•	Total value of new contracts during the first quarter of 2024 amounted to RMB218 million, representing a growth over 100% from the same period in 2023.

First Quarter 2024 Financial Results

Total Revenues were RMB125.6 million (US$17.4 million) for the three months ended March 31, 2024, representing a 11.9% decrease from RMB142.5 million for the same period in 2023, as we transition from central-lab to more in-hospital based testing. Importantly, in-hospital segment continued its double-digit growth.

•

Revenue generated from in-hospital business was RMB57.4 million (US$7.9 million) for the three months ended March 31, 2024, representing a 11.3% increase from RMB51.6 million for the same period in 2023, driven by an increase in sales volume.

•

Revenue generated from central laboratory business was RMB47.6 million (US$6.6 million) for the three months ended March 31, 2024, representing a 23.0% decrease from RMB61.8 million for the same period in 2023, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

•

Revenue generated from pharma research and development services was RMB20.6 million (US$2.9 million) for the three months ended March 31, 2024, representing a 29.3% decrease from RMB29.2 million for the same period in 2023, primarily attributable to decreased testing services performed for our pharma customers due to timing of lumpy projects.

Cost of revenues was RMB39.9 million (US$5.5 million) for the three months ended March 31, 2024, representing an 8.7% decrease from RMB43.7 million for the same period in 2023, primarily due to a decrease in cost of central laboratory business, which was in line with the decrease in revenue generated from this business and partially offset by an increase in sales volume of in-hospital business and a decrease in depreciation expense for all kinds of business.

Gross profit was RMB85.7 million (US$11.9 million) for the three months ended March 31, 2024, representing a 13.2% decrease from RMB98.8 million for the same period in 2023. Gross margin was 68.2% for the three months ended March 31, 2024, compared to 69.3% for the same period in 2023. By channel, gross margin of central laboratory business was 77.7% for the three months ended March 31, 2024, compared to 77.8% during the same period in 2023; gross margin of in-hospital business was 68.3% for the three months ended March 31, 2024, compared to 66.7% during the same period in 2023, primarily due to a decrease in amortization; gross margin of pharma research and development services was 46.1% for the three months ended March 31, 2024, compared to 55.8% during the same period of 2023.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB93.0 million (US$12.9 million) for the three months ended March 31, 2024, representing a 13.8% decrease from RMB107.9 million for the same period in 2023. Non-GAAP gross margin was 74.0% for the three months ended March 31, 2024, compared to 75.7% for the same period in 2023.

Operating expenses were RMB211.5 million (US$29.3 million) for the three months ended March 31, 2024, representing a 26.4% decrease from RMB287.2 million for the same period in 2023. The decrease was primarily driven by improved operating efficiency.

•

Research and development expenses were RMB66.0 million (US$9.1 million) for the three months ended March 31, 2024, representing a 30.1% decrease from RMB94.4 million for the same period in 2023, primarily due to (i) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency, and (ii) a decrease in the expenditure for research projects.

•

Selling and marketing expenses were RMB46.9 million (US$6.5 million) for the three months ended March 31, 2024, representing a 27.7% decrease from RMB64.8 million for the same period in 2023, primarily due to (i) a decrease in staff cost resulted from the reorganization of the sales department and improvement in operating efficiency; (ii) a decrease in conference fee; and (iii) a decrease in travel expense.

•

General and administrative expenses were RMB98.7 million (US$13.7 million) for the three months ended March 31, 2024, representing a 22.9% decrease from RMB128.0 million for the same period in 2023, primarily due to (i) a decrease in general and administrative personnel’s staff cost, and (ii) a decrease in amortized expenses for office building; (iii) a decrease in the provision for allowance for doubtful accounts.

Net loss was RMB121.5 million (US$16.8 million) for the three months ended March 31, 2024, compared to RMB185.3 million for the same period in 2023.

Cash, cash equivalents, restricted cash and short-term investments were RMB572.7 million (US$79.3 million) as of March 31, 2024.

2024 Financial Guidance

We currently expect to achieve breakeven (measured by non-GAAP gross profit minus non-GAAP SG&A) for the full year 2024.

Non-GAAP gross profit refers to gross profit excluding depreciation and amortization. Non-GAAP SG&A refers to selling and marketing expenses and general and administrative expenses, both excluding their respective sharebased compensation and depreciation and amortization.

Corporate structure reorganization

The Company moved its PRC onshore headquarter from Beijing to Guangzhou in May 2024. Burning Rock Biotech Limited, our ultimate Cayman Islands holding company, does not have any substantive operations other than directly controlling Guangzhou Burning Rock Biotech Limited, our new wholly foreign owned entity, or WFOE, and indirectly controlling Burning Rock (Beijing) Biotechnology Co., Ltd., the variable interest entity, or VIE, through certain contractual arrangements. The equity change of Beijing Burning Rock Biotech Limited had been completed, and certain contractual agreements had been amended. The chart below sets forth our corporate structure and identifies our principal subsidiaries as of the date of this release:

Conference Call Information

Burning Rock will host a conference call to discuss the first quarter 2024 financial results at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on May 29, 2024.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers and unique registrant ID which would be provided upon registering.

PRE-REGISTER LINK: https://register.vevent.com/register/BIbdb6210ab73d4bb7b25e3ffbdc206d07.

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.brbiotech.com or through link https://edge.media-server.com/mmc/p/ovj2q2n6.

A replay of the webcast will be available for 12 months via the same link above.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
In-hospital Channel:
Pipeline partner hospitals(1)	29	30	29	28	28
Contracted partner hospitals(2)	49	50	55	59	59
Total number of partner hospitals	78	80	84	87	87

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
	(RMB in thousands)
Central laboratory channel	61,804	66,239	53,481	51,288	47,614
In-hospital channel	51,561	53,835	54,496	28,809	57,387
Pharma research and development channel	29,151	26,194	19,589	40,988	20,622
Total revenues	142,516	146,268	127,566	121,085	125,623

	For the three months ended
Gross profit	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
	(RMB in thousands)
Central laboratory channel	48,090	51,876	41,487	41,886	37,002
In-hospital channel	34,409	33,353	35,459	12,910	39,192
Pharma research and development channel	16,273	15,193	8,974	23,317	9,500
Total gross profit	98,772	100,422	85,920	78,113	85,694

	For the three months ended
Share-based compensation expenses	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
	(RMB in thousands)
Cost of revenues	353	627	680	654	596
Research and development expenses	13,612	15,301	12,161	12,401	12,287
Selling and marketing expenses	1,606	3,389	2,848	1,816	508
General and administrative expenses	62,595	18,502	57,704	56,472	55,990
Total share-based compensation expenses	78,166	37,819	73,393	71,343	69,381

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	142,516	146,268	127,566	121,085	125,623	17,399
Cost of revenues	(43,744)	(45,846)	(41,646)	(42,972)	(39,929)	(5,531)

Gross profit	98,772	100,422	85,920	78,113	85,694	11,868
Operating expenses:
Research and development expenses	(94,417)	(95,779)	(83,701)	(73,119)	(65,985)	(9,139)
Selling and marketing expenses	(64,774)	(70,842)	(62,310)	(49,785)	(46,856)	(6,489)
General and administrative expenses	(128,039)	(69,525)	(118,724)	(121,533)	(98,681)	(13,667)

Total operating expenses	(287,230)	(236,146)	(264,735)	(244,437)	(211,522)	(29,295)

Loss from operations	(188,458)	(135,724)	(178,815)	(166,324)	(125,828)	(17,427)
Interest income	3,144	5,255	4,018	5,539	4,038	559
Other income (expense), net	599	(118)	(157)	160	434	60
Foreign exchange (loss) gain, net	(116)	（210)	423	(517)	(13)	(2)

Loss before income tax	(184,831)	(130,797)	(174,531)	(161,142)	(121,369)	(16,810)
Income tax expenses	(422)	(445)	(450)	(1,071)	(180)	(25)

Net loss	(185,253)	(131,242)	(174,981)	(162,213)	(121,549)	(16,835)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(185,253)	(131,242)	(174,981)	(162,213)	(121,549)	(16,835)
Net loss attributable to ordinary shareholders	(185,253)	(131,242)	(174,981)	(162,213)	(121,549)	(16,835)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.81)	(1.28)	(1.71)	(1.58)	(1.19)	(0.16)
Class B ordinary shares - basic and diluted	(1.81)	(1.28)	(1.71)	(1.58)	(1.19)	(0.16)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,065,585	85,151,052	85,000,869	85,071,360	85,219,188	85,219,188
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(5,659)	14,829	(1,955)	(3,026)	590	82
Total comprehensive loss	(190,912)	(116,413)	(176,936)	(165,239)	(120,959)	(16,753)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(190,912)	(116,413)	(176,936)	(165,239)	(120,959)	(16,753)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	615,096	572,616	79,306
Restricted cash	120	58	8
Accounts receivable, net	126,858	135,360	18,747
Contract assets, net	22,748	23,063	3,194
Inventories, net	69,020	63,121	8,742
Prepayments and other current assets, net	50,254	46,630	6,458

Total current assets	884,096	840,848	116,455

Non-current assets:
Equity method investment	337	249	34
Convertible note receivable	5,320	5,320	737
Property and equipment, net	131,912	114,498	15,858
Operating right-of-use assets	12,284	19,655	2,722
Intangible assets, net	964	747	103
Other non-current assets	5,088	3,609	500

Total non-current assets	155,905	144,078	19,954

TOTAL ASSETS	1,040,001	984,926	136,409

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	18,061	24,630	3,411
Deferred revenue	130,537	127,516	17,661
Accrued liabilities and other current liabilities	104,935	91,037	12,608
Customer deposits	1,197	1,197	166
Current portion of operating lease liabilities	8,634	11,026	1,527

Total current liabilities	263,364	255,406	35,373

Non-current liabilities:
Non-current portion of operating lease liabilities	3,690	7,971	1,104
Other non-current liabilities	4,537	4,717	651

Total non-current liabilities	8,227	12,688	1,755

TOTAL LIABILITIES	271,591	268,094	37,128

Shareholders’ equity:
Class A ordinary shares	116	116	16
Class B ordinary shares	21	21	3
Additional paid-in capital	4,849,337	4,918,718	681,235
Treasury stock	(65,896)	(65,896)	(9,126)
Accumulated deficits	(3,853,635)	(3,975,184)	(550,557)
Accumulated other comprehensive loss	(161,533)	(160,943)	(22,290)

Total shareholders’ equity	768,410	716,832	99,281

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,040,001	984,926	136,409

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Net cash used in operating activities	(113,143)	(40,209)	(5,569)
Net cash used in investing activities	(4,059)	(2,386)	(330)
Net cash used in financing activities	(32)	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	(4,892)	53	7
Net decrease in cash, cash equivalents and restricted cash	(122,126)	(42,542)	(5,892)
Cash, cash equivalents and restricted cash at the beginning of period	925,268	615,216	85,206
Cash, cash equivalents and restricted cash at the end of period	803,142	572,674	79,314

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
	(RMB in thousands)
Gross profit:
Central laboratory channel	48,090	51,876	41,487	41,886	37,002
In-hospital channel	34,409	33,353	35,459	12,910	39,192
Pharma research and development channel	16,273	15,193	8,974	23,317	9,500
Total gross profit	98,772	100,422	85,920	78,113	85,694
Add: depreciation and amortization:
Central laboratory channel	2,567	2,645	2,550	2,414	1,919
In-hospital channel	2,582	2,637	2,751	2,728	1,524
Pharma research and development channel	3,974	3,665	3,863	3,808	3,856
Total depreciation and amortization included in cost of revenues	9,123	8,947	9,164	8,950	7,299
Non-GAAP gross profit:
Central laboratory channel	50,657	54,521	44,037	44,300	38,921
In-hospital channel	36,991	35,990	38,210	15,638	40,716
Pharma research and development channel	20,247	18,858	12,837	27,125	13,356
Total non-GAAP gross profit	107,895	109,369	95,084	87,063	92,993
Non-GAAP gross margin:
Central laboratory channel	82.0%	82.3%	82.3%	86.4%	81.7%
In-hospital channel	71.7%	66.9%	70.1%	54.3%	70.9%
Pharma research and development channel	69.5%	72.0%	65.5%	66.2%	64.8%
Total non-GAAP gross margin	75.7%	74.8%	74.5%	71.9%	74.0%